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SECURITIES AND EXCHANGE COMMISSION
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FEB 29 2012
12 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse Asset Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Ave
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538 - 3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 7/2

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2).*

I, Paul O'Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Suisse Asset Management Securities, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature 28 FEBRUARY, 2012

Managing Director
Title

Notary Public JOANNE H. PHILLIPS
My Commission Expires June 20, 2015

- ☒ (A) Facing Page.
- ☒ (B) Statement of Financial Condition.
- ☒ (C) Statement of Income (Loss).
- ☒ (D) Statement of Changes in Financial Condition.
- ☒ (E) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (F) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (G) Computation of Net Capital.
- ☒ (H) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (J) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (L) An Oath or Affirmation.
- ☐ (M) A copy of the SIPC Supplemental Report.
- ☐ (N) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2011

(With Reports of Independent Registered Public Accounting Firm Thereon)

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

We have audited the accompanying statement of financial condition of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.) as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Asset Management Securities, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the statement of financial condition, the Company plans to withdraw its registration from the Securities and Exchange Commission, surrender its broker-dealer license and discontinue its operations. The statement of financial condition does not include any adjustments that might result from the decision to discontinue the Company.

KPMG LLP

February 28, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	14,883,404
Fees receivable		819,806
Due from other Credit Suisse related entities		127,032
Other assets		5,306
Total assets	$	15,835,548
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	532,567
Due to other Credit Suisse related entities		6,994,050
Total liabilities		7,526,617
Common stock, $1 par value; 100 shares; issued and outstanding 10 shares		10
Additional paid-in capital		5,485,990
Retained earnings		2,822,931
Total stockholder's equity		8,308,931
Total liabilities and stockholder's equity	$	15,835,548

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Credit Suisse Asset Management Securities, Inc. (the Company) is a wholly owned subsidiary of CSAM Americas Holding Corp. (the Parent) and an indirect wholly owned subsidiary of Credit Suisse Group AG (CS Group). The Company was incorporated in August 1984 under the laws of New York State.

The accompanying financial statement has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3. The Company is the distributor for the Credit Suisse mutual funds and earns fees and commissions from the distribution and sale of these funds. All income is derived from the distribution of Credit Suisse related funds.

On January 1, 2011, the ownership of the Parent was changed from Credit Suisse Holdings (USA), Inc. (CS Holdings) to Credit Suisse (USA) Inc. (CS (USA)) as part of an initiative by the CS Group Asset Management division to reduce the number of legal entities needed to support the business. As of January 1, 2011, CS (USA) owns 100% of the Parent.

The Parent is a wholly owned subsidiary of CS (USA), which owns Credit Suisse Securities (USA), LLC (CSSU). CSSU is a registered U.S. broker-dealer.

The Company plans to discontinue operations in 2012. The Company intends to withdraw its registration from the SEC and surrender its license as a registered broker-dealer. All contracts and agreements are expected to be reassigned to CSSU and the Company is expected to surrender its broker-dealer license. At that time the Company is expected to settle all liabilities and transfer all assets to the Parent and is expected to be considered inactive.

Pursuant to this transfer of assets, on December 27, 2011 CSSU received notice of approval from the National Securities Clearing Corporation to utilize Mutual Fund Services. With this approval for CSSU to distribute mutual funds, the Company has initiated the process of converting from a corporation to a limited liability company. Once complete, the operations of the Company are expected to be merged into those of CSSU, and CSSU will begin distribution of the mutual funds. The Company will then initiate the forms required to surrender its broker-dealer license. The Company is expected to be inactive by mid-year in 2012.

During the year ended December 31, 2011, the Company received a capital contribution totaling $5 million from the Parent, in order to maintain sufficient liquidity during the liquidation process.

(a) Basis of Financial Information

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand held at one financial institution. If that financial institution failed under its obligation as custodian of these funds, the Company could lose a portion or all of its unrestricted cash balances, in excess of any Federal Deposit Insurance Corporation insured amounts.

(c) Fees Receivable

Fees receivable represent distribution and sub-administration fees earned by the Company from the various funds that the Company distributes.

(d) Due from Other Credit Suisse Related Entities

Due from other Credit Suisse related entities consists of amounts associated with intercompany tax agreements as discussed in note 1(h).

(e) Other Assets

Other assets include commissions earned on back-end load fund fees from the various funds that are distributed by the Company.

(f) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses represent amounts owed for expenses incurred. The balance primarily consists of amounts owed for audit fees and for expenses related to fund distributions, including trailer fees, supermarket expenses, and clearance exchange fees.

(g) Due to Other Credit Suisse Related Entities

Due to other Credit Suisse related entities consists primarily of amounts due for general, administrative, and overhead expenses.

The Company also has a payable due to its affiliate, Credit Suisse Asset Management Fund Service (Luxembourg) S.A. ("CSAM Luxembourg"), for expenses pertaining to distribution of certain Luxembourg based funds.

(h) Income Taxes

The Company is included in the consolidated federal income tax return of CS Holdings. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, pursuant to a tax sharing agreement. Tax credits and tax benefit carryforwards are recorded only to the extent they could be used currently or in the future to reduce federal income tax expense. State and local taxes are computed on a separate return basis.

The Company uses the asset and liability approach in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have

been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

(2) Related Party Transactions

The following table sets forth related party assets and liabilities as of December 31, 2011:

Assets:		
Due from other Credit Suisse related entities (note 1)	$	127,032
Total assets	$	127,032
Liabilities:		
Due to other Credit Suisse related entities (note 1)	$	6,994,050
Total liabilities	$	6,994,050

(3) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $7,356,787 which was $6,855,012 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 1.02% at December 31, 2011.

(4) Income Taxes

In accordance with Financial Accounting Standards Board (FASB) Codification Topic 740, *Income Taxes*, the Company uses the asset and liability approach in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company is included in the consolidated federal income tax return of CS Holdings, an indirect subsidiary of CSG. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, pursuant to a tax sharing agreement. Tax credits and tax benefit carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal income tax expense. State and local taxes are computed on a separate return basis.

(Continued)

Due from other Credit Suisse related entities, in the statement of financial condition, includes $127,032 of federal, state, and local taxes receivables from affiliates of CS Holdings which have not yet been settled at December 31, 2011. As of December 31, 2011 the Company has state and local deferred tax assets of $582,225 on which a valuation allowance of $582,225 was primarily provided for state and local net operating loss carry forwards of $10,378,436 from certain tax returns filed separately by the Company. In the judgment of management, the carryforwards are not more likely than not to be realized. The valuation allowance of $582,225 was recorded due to uncertainty concerning the Company's ability to generate the necessary amount of income in future periods. As such, the Company maintains a valuation allowance against its deferred state and local net operating loss carryforward related to returns filed separately by the Company.

In July 2006, the FASB issued guidance addressing the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FASB also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

This guidance requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon the ultimate settlement.

The Company remains open to examination from either federal, New York State and New York City jurisdictions for the years 2008 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

(5) Contingencies

In the normal course of business, the Company may be subject to various legal claims. It is the Company's policy to accrue for amounts related to such asserted and unasserted claims if it is probable that a liability has been incurred and an amount can reasonably be estimated. No such amounts were accrued at year-end.

(6) Subsequent Events

Subsequent events have been evaluated through February 28, 2012 the issuance date of the statement of financial condition, and except as already included in the notes to the statement of financial condition, it has determined that no events have occurred that would require recognition or additional disclosures in this audited financial statement.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

In planning and performing our audit of the financial statements of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012